UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
5995 Opus Parkway Minnetonka, Minnesota 55343	P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

On November 10, 2026, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2026 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 7, 2026. That description is incorporated by reference herein.

Based on the presence in person or by proxy of 55,803,672 (or 63.3%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, constituting a requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (as provided by the Companies Law, abstentions are not counted in determining whether a majority is voted in favor of a proposal, and are therefore excluded from the percentages shown below):

(1) Re-election or initial election (as applicable) of each of Messrs. Dov Ofer, David Chinn, Yuval Cohen, S. Scott Crump, John J. McEleney, David Reis, Yair Seroussi, and Ms. Adina Shorr, collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Dov Ofer	44,236,333 (79.4%)	11,508,875 (20.6%)	58,464
David Chinn	52,404,552 (94.0%)	3,324,883 (6.0%)	74,237
Yuval Cohen	47,287,705 (84.9%)	8,432,878 (15.1%)	83,089
S. Scott Crump	51,418,933 (92.2%)	4,343,478 (7.8%)	41,261
John J. McEleney	51,827,045 (93.0%)	3,903,426 (7.0%)	73,201
David Reis	51,144,501 (91.7%)	4,604,714 (8.3%)	54,457
Yair Seroussi	44,191,381 (79.3%)	11,557,333 (20.7%)	54,958
Adina Shorr	51,802,033 (92.9%)	3,933,872 (7.1%)	67,767

(2) Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2026 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (upon recommendation of the audit committee of the Board) to fix their remuneration.

Votes in Favor	Votes Against	Abstentions
55,598,396 (99.7%)	148,391 (0.3%)	56,885

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, 333-277836, 333-285590 and 333-294041, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023, March 12, 2024, March 6, 2025 and March 5, 2026, respectively, and Form F-3, SEC file numbers 333-251938, 333-288670 and 333-289567 filed by the Company with the SEC on January 7, 2021, July 15, 2025, and August 13, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 10, 2026	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer